Exhibit 99.1

PROGOLD LIMITED LIABILITY COMPANY

FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2017 AND 2016

ProGold Limited Liability Company

Balance Sheets

August 31

(In Thousands)

	2017	2016
Assets
Current Assets:
Cash and Cash Equivalents	$500	$81
Accounts Receivable	1	—
Prepaid Expenses	38	47
Total Current Assets	539	128

Property and Equipment Held for Lease:
Land and Land Improvements	8,790	8,790
Buildings and Equipment	253,319	252,869
Construction in Progress	258	177
Less Accumulated Depreciation	(221,977)	(216,335)
Net Property and Equipment Held for Lease	40,390	45,501
Investments in CoBank, ACB	106	363
Total Assets	$41,035	$45,992

Liabilities and Members' Equity

Liabilities:
Current Liabilities:
Other Accrued Liabilities	$12	$26
Deferred Revenues	133	400
Total Current Liabilities	145	426

Deferred Revenues	—	133
Total Liabilities	145	559

Members' Equity:
Investments	40,890	45,433
Retained Earnings	—	—
Total Members' Equity	40,890	45,433
Total Liabilities and Members' Equity	$41,035	$45,992

The Accompanying Notes are an Integral Part of These Financial Statements.

ProGold Limited Liability Company

Statements of Operations

For the Years Ended August 31

(In Thousands)

	2017	2016
Rental Revenue on Operating Lease	$22,747	$23,166

Expenses:
Depreciation	5,690	11,610
General and Administrative	202	188
Loss on Disposition of Property and Equipment Held for Lease	39	38
Total Expenses	5,931	11,836
Net Income	$16,816	$11,330

The Accompanying Notes are an Integral Part of These Financial Statements.

ProGold Limited Liability Company

Statements of Cash Flows

For the Years Ended August 31

(In Thousands)

	2017	2016
Cash Provided By (Used In) Operating Activities:
Net Income	$16,816	$11,330
Add (Deduct) Non-Cash Items:
Depreciation	5,690	11,610
Loss on Disposition of Property and Equipment Held for Lease	39	38
Changes in Assets and Liabilities:
Prepaid Expenses	9	10
Accounts Receivable	(1)	—
Other Accrued Liabilities	(14)	14
Deferred Revenues	(400)	(400)
Net Cash Provided By Operating Activities	22,139	22,602

Cash Provided By (Used In) Investing Activities:
Equity Refund from CoBank, ACB	257	349
Expenditures for Property and Equipment Held For Lease	(618)	(1,036)
Net Cash (Used In) Investing Activities	(361)	(687)

Cash Provided By (Used In) Financing Activities:
Distributions to Members	(21,359)	(21,934)
Net Cash (Used In) Financing Activities	(21,359)	(21,934)

Increase (Decrease) in Cash and Cash Equivalents	419	(19)

Cash and Cash Equivalents, Beginning of Year	81	100
Cash and Cash Equivalents, End of Year	$500	$81

The Accompanying Notes are an Integral Part of These Financial Statements.

ProGold Limited Liability Company

Statements of Changes in Members' Equity

For the Years Ended August 31

(In Thousands)

	American
	Crystal	Golden		Total
	Sugar	Growers	Retained	Members'
	Company	Cooperative	Earnings	Equity
Balance, August 31, 2015	$28,579	$27,458	$—	$56,037

Net Income	—	—	11,330	11,330
Distributions to Members	(5,408)	(5,196)	(11,330)	(21,934)

Balance, August 31, 2016	23,171	22,262	—	45,433

Net Income	—	—	16,816	16,816
Distributions to Members	(2,317)	(2,226)	(16,816)	(21,359)

Balance, August 31, 2017	$20,854	$20,036	$—	$40,890

The Accompanying Notes are an Integral Part of These Financial Statements.

ProGold Limited Liability Company

Notes to the Financial Statements

(1) NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Organization

ProGold Limited Liability Company (ProGold) is organized as a Minnesota limited liability company.  ProGold is owned by American Crystal Sugar Company (51%) and Golden Growers Cooperative (49%).  Transfer of ownership in ProGold to another party not already a member is allowed only with the consent of the other Members and the plant’s lessee, Cargill, Incorporated.  ProGold has been organized with a life of 50 years and its legal existence will terminate on    July 13, 2044, absent a business continuation agreement.

Operating Lease

ProGold leases a corn wet milling facility to Cargill, Incorporated under an operating lease.  Payments are to be received monthly under the lease, which runs through December 31, 2017.  On April 4, 2017, Progold signed a new lease with Cargill effective as of January 1, 2018.  The new lease expires December 31, 2022 with an automatic one year extension if certain conditions are not met.  Payments are to be received monthly under the lease.  The operating lease revenue is recognized as earned ratably over the term of the lease and to the extent that amounts received exceed amounts earned, deferred revenue is recorded.  Expenses (including depreciation and interest) are charged against such revenue as incurred.  The lease contains provisions for increased payments to be received during the lease period related to the plant’s capital additions and effective January 1, 2018 also requires ProGold to pay at least $750,000 annually to fund infrastructure maintenance.

As part of the new lease agreement effective January 1, 2018, American Crystal Sugar Company signed an option agreement allowing Cargill to purchase a 50% interest in ProGold.  If this option is exercised, American Crystal Sugar Company also agrees to sell the remaining 1% interest to Golden Growers Cooperative, resulting in a 50/50 joint venture between Cargill and Golden Growers Cooperative.

Cash and Cash Equivalents

ProGold considers all highly liquid debt and equity instruments purchased with a maturity of three months or less to be cash equivalents.  ProGold places its temporary cash investments with high-credit-quality financial institutions.  At times, such investments may be in excess of the applicable insurance limit.

Property and Equipment Held for Lease

Property and equipment held for lease are stated at cost.  Depreciation on assets placed in service is provided using the straight-line method over the estimated useful lives of the individual assets, ranging from 5 to 40 years.

Impairment of Long Lived Assets

ProGold reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable.  An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset.  An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value.  There were no impairment losses incurred for the years ended August 31, 2017 or 2016.

Related Parties

American Crystal Sugar Company and Golden Growers Cooperative are considered related parties for financial reporting purposes.

Income Taxes

ProGold is treated in a manner similar to a partnership for federal and state income tax purposes, based upon its current organization.  Accordingly, the financial statements do not include any provision for income taxes.

Accounting Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Investments in CoBank, ACB

The investments in stock of CoBank, ACB are stated at cost, plus unredeemed patronage refunds received or estimated to be received in the form of capital stock.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued an update to the authoritative guidance to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The guidance provided by this update becomes effective for ProGold in fiscal 2021.  The effect on the Company’s financial statements has not been evaluated as of the issuance date.

(2) LEASE WITH CARGILL, INCORPORATED:

Future minimum payments to be received under the lease are as follows:

Fiscal year ending August 31, (In Thousands)
2018	$18,500
2019	17,000
2020	16,333
2021	15,667
2022	15,500
Thereafter	19,167
Total	$102,167

(3) CAPITAL EXPENDITURES AGREEMENT WITH CARGILL, INCORPORATED

ProGold entered into a Capital Expenditures Agreement with Cargill, Incorporated during fiscal 2014 associated with a project to replace certain equipment at the corn wet milling facility.  During 2015, ProGold reimbursed Cargill, Incorporated $2.2 million for costs incurred for the project when it was completed. The agreement also provides that ProGold will receive monthly incremental lease payments from Cargill, Incorporated upon completion of the project equal to an amount necessary for the reimbursement amount together with interest to be fully amortized over a period of 12 years. The incremental lease payments total $229,000 per year and will continue during the term of the lease shown in Note 2, including any extension(s) of the lease term but not to exceed 12 years. This incremental lease payment is not included in the amounts in Note 2.

(4) RELATED PARTY TRANSACTIONS:

ProGold has an administrative services agreement with American Crystal Sugar Company.  Amounts incurred under the terms of the American Crystal Sugar Company agreement totaled approximately $13,000 and $18,000 in the years ended August 31, 2017 and 2016, respectively.

(5) OPERATING LEASES:

ProGold is a party to an operating lease for rail cars, which expires in December 2022.  Cargill, Incorporated has assumed responsibility for the payments on the rail car lease for the duration of this lease.

(6) DISTRIBUTIONS TO MEMBERS:

In 2008, ProGold began to make cash distributions to its members.  The ProGold Board of Governors has authorized the monthly distribution of cash to the members through December 31, 2017, to the extent that the available cash balance exceeds $500,000.

(7) ENVIRONMENTAL MATTERS:

ProGold is subject to extensive federal and state environmental laws and regulations with respect to water and air quality, solid waste disposal and odor and noise control.  The operating lease with Cargill, Incorporated provides that ProGold may be responsible for claims arising for occurrences prior to the execution of the original operating lease, December 1, 1997.  ProGold believes that it was in substantial compliance with applicable environmental laws and regulations prior to that time. The operating lease also provides that Cargill, Incorporated operate the corn wet milling facility in compliance with all applicable federal and state environmental laws and regulations during the term of the lease.

(8) INCOME TAXES:

ProGold conducts an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities.  ProGold has determined that it has no unrecognized tax benefits. No interest or penalties are recognized in the statements of operations. ProGold is no longer subject to U.S. Federal or state income tax examinations by tax authorities for fiscal years 2013 and earlier.

(9) SUBSEQUENT EVENTS:

ProGold has evaluated events through the date that the financial statements were available to be issued, October 3, 2017, for potential recognition or disclosure in the August 31, 2017 financial statements.

These notes are an integral part of the accompanying financial statements.